July 9, 2008	Neal H. Brockmeyer
Neal.Brockmeyer@hellerehrman.com
Direct+1.213.689.7507
VIA EDGAR AND FEDEX	Direct Fax+1.213.244.7604
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25523-0001

Securities and Exchange Commission

Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549-3720

Attn:  John Zitko

Re:	Metro One Telecommunications, Inc.
Registration Statement on Form S-3
Filed July 6, 2007
File No. 333-144400

Ladies and Gentlemen:

On behalf of Metro One Telecommunications, Inc. (the “Company”), we are concurrently filing Amendment No. 2 (the “Amendment”) to the above-referenced registration statement on Form S-3 that was filed on July 6, 2007, and are sending separately, with a copy of this letter, three clean and marked courtesy copies of the Amendment reflecting changes made to Amendment No. 1.

The changes made in the Amendment primarily reflect additional purchases of common stock of the Company since June 13, 2008 by one of the holders of the convertible preferred stock, and the accrual of liquidated damages since June 15, 2008 attributable to the registration statement not being declared effective on or prior to that date.  Changes made in the Amendment also respond to the verbal comments of the Staff provided to Mr. Douglas on July 7, 2008 with respect to the method of calculating the beneficial stock ownership of the holders of convertible preferred stock and warrants.  More particularly:

(i)            On June 16, 17, 18 and 19, 2008, Everest Special Situations L.P. purchased an aggregate of 126,724 shares of common stock in the open market.  These purchases have the effect of reducing the public float of the Company by a corresponding amount from 4,460,672 to 4,333,948.  As the number of shares registered is to be limited to one-third of the public float, the effect of these purchases is to reduce the number of shares registered in the Amendment from 1,486,742 to 1,444,635.

(ii)           The Company is required to pay liquidated damages to the holders of the convertible preferred stock and warrants in the amount of $125,000 per month for each month (prorated for partial months) after June 15, 2008 that the registration statement is not declared effective by the Securities and Exchange Commission.  Through July 9, 2008, these liquidated damages total slightly less than $100,000.  This payment is reflected as an additional line item in the table in Net Proceeds from Financing Transaction; corresponding changes have been made in the table in Comparison of Net Proceeds to Potential Investor Profit or Loss by increasing the payments made by the Company to the holders of the convertible preferred stock and correspondingly reducing the net proceeds to the Company from the financing.  Additional disclosure has been added to the risk factor regarding payment of liquidated or other damages to the investors.

(iii)          The beneficial ownership table under “Selling Shareholders” has been re-calculated on the assumption that each holder of convertible preferred stock and warrants independently and separately

(a) exercises its warrants to acquire convertible preferred stock; (b) converts all its convertible preferred stock into common stock; (c) has its accrued and unpaid dividends on its convertible preferred stock converted into common stock; and (d) causes outstanding vested stock options issued to the principals of these shareholders in their capacities as members of the Company’s board of directors to be exercised.

(iv)          The remaining changes reflect the change in the closing price of the Company’s common stock on the Nasdaq Capital Market from $0.6696 on June 13, 2008 to $0.53 on July 7, 2008, and a reduction by 32,028 in the number of shares of common stock issuable upon exercise of stock options currently outstanding.

We have provided separately a request for acceleration of the effective date of the registration statement by the Company.

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 689-7507.  Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Neal H. Brockmeyer
Neal H. Brockmeyer

cc:	James F. Hensel, Metro One
Donald W. Douglas, Esq.